COMMENTS RECEIVED ON DECEMBER 4, 2014

FROM EDWARD BARTZ

FIDELITY INCOME FUND (File Nos. 002-92661 and 811-04085)

Fidelity Total Bond Fund

POST-EFFECTIVE AMENDMENT NO. 101

1. "Fund Summary" (prospectus)

"Fee Table"

Annual operating expenses
(expenses that you pay each year as a % of the value of your investment)

Class Z

Management fee	0.31%
Distribution and/or Service (12b-1) fees	None
Other expensesA	0.05%
Total annual operating expenses	0.36%

A Based on estimated amounts for the current fiscal year.

C: The Staff requests that footnote A be removed from "Other expenses" as it is only applicable to new funds.

R: Although the fund is not a "New Fund" as defined in Instruction 6 of Item 3 of Form N-1A, the "Other expenses" line item of the fee table includes certain expenses that are expected to be incurred in a different amount by Class Z as compared to other classes of the fund. Therefore, we believe it is appropriate to note that these expenses are based on estimated amounts for the current fiscal year because the class has not begun incurring these expenses.

2. "Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in debt securities of all types and repurchase agreements for those securities."

C: The Staff requests that, in accordance with Rule 35d-1 (a)(2)(i) under the Investment Company Act of 1940, the term "bond" be used instead of "debt securities" because it better aligns with the fund's name.

R: We believe that the fund's name and 80% policy are consistent with Rule 35d-1. As previously discussed with the Staff,we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). Accordingly, we respectfully decline to modify the disclosure as suggested.

3. "Fund Summary" (prospectus)

"Principal Investment Strategies"

"Investing up to 20% of assets in lower-quality debt securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds" in the "Principal Investment Strategies" section.

R: We will modify the section as follows:

"Investing up to 20% of assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds)."

4. "Fund Summary" (prospectus)

"Principle Investment Strategies"

C: The Staff requests that we disclose the fund's maturity policy.

R: The fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

5. "Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff questions whether the fund will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the fund does not intend to count derivatives for purposes of its 80% policy.

6. "Fund Summary" (prospectus)

"Portfolio Manager(s)"

"Ford O'Neil (lead portfolio manager) has managed the fund since December 2004.

Matthew Conti (co-manager) has managed the fund since August 2007.

Jeffrey Moore (co-manager) has managed the fund since June 2012.

Michael Foggin (co-manager) has managed the fund since October 2014."

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

7. "Investment Policies and Limitations" (SAI)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when the fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if the fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

8. "Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

9. Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.